

May 9, 2014

<u>Via E-mail</u>
William S. Burns
Executive Vice President and
Chief Financial Officer
ConnectOne Bancorp, Inc.
301 Sylvan Avenue
Englewood Cliffs, NJ 07632

   Re: ConnectOne Bancorp, Inc.
      Form 10-K for the Fiscal Year Ended
      December 31, 2013
      Filed March 5, 2014
      File No. 001-35812

Dear Mr. Burns:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Michael Clampitt

             Michael Clampitt
             Senior Counsel

cc: <u>Via E-mail</u>
   Robert Schwartz, Esq.